Exhibit: 99.17

RNS Number : 8808S

Unilever PLC

18 November 2021

Unilever to sell its Tea business, ekaterra, to CVC Capital Partners Fund VIII for €4.5 bn

London, 18 November 2021 – Unilever today announced that it has entered into an agreement to sell its global Tea business, ekaterra, to CVC Capital Partners Fund VIII for €4.5 billion on a cash-free, debt-free basis.

ekaterra is the world’s leading Tea business, with a portfolio of 34 brands including Lipton, PG tips, Pukka, T2 and TAZO®. The business generated revenues of around €2 billion in 2020.

Alan Jope, CEO of Unilever said: “The evolution of our portfolio into higher growth spaces is an important part of our growth strategy for Unilever. Our decision to sell ekaterra demonstrates further progress in delivering against our plans.

“We are proud of the place that our Tea business has in our company’s history. We look forward to seeing ekaterra, with its strong brands and global footprint, prosper under CVC’s ownership.  I would like to thank our Tea colleagues around the world for their passion and commitment to our Tea business and wish them well for the future.”

Pev Hooper, a Managing Partner at CVC Capital Partners said: “ekaterra is a great business, built on strong foundations of leading brands and a purpose-driven approach to its products, people and communities.  ekaterra is well positioned in an attractive market to accelerate its future growth, and to lead the category’s sustainable development. We look forward to working with the team to realise ekaterra’s full potential.”

John Davison, CEO of ekaterra, said: “ekaterra is a strong business with positive momentum and has an exciting future ahead under the new ownership of CVC. We look forward to the next stage of our journey as the world’s leading Tea business.”

Completion of the transaction is subject to completion of works council consultation processes and the receipt of certain regulatory approvals. Completion is expected in the second half of 2022. The transaction perimeter excludes Unilever’s Tea business in India, Nepal and Indonesia as well as Unilever’s interests in the Pepsi Lipton ready-to-drink Tea joint ventures and associated distribution businesses.

About ekaterra

ekaterra is the leading global Tea business, with world class purpose driven brands including Lipton, PG tips, Pukka, T2 and TAZO®. With 11 production factories in 4 continents and Tea estates in 3 countries, ekaterra is growing a world of wellbeing through the regenerative power of plants. https://ekaterratea.com/

About CVC Capital Partners

CVC is a leading private equity and investment advisory firm with a network of 25 offices throughout Europe, Asia and the US, with approximately US$125 billion of assets under management. Since its founding in 1981, CVC has secured commitments in excess of US$165 billion from some of the world's leading institutional investors across its private equity and credit strategies. Funds managed or advised by CVC are invested in more than 100 companies worldwide, which have combined annual sales of over US$100 billion and employ more than 450,000 people. For further information about CVC please visit: https://cvc.com

Unilever PLC

Unilever House

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

Press-Office.London@Unilever.com

Jonathan Sibun

+44 777 999 9683

jsibun@tulchangroup.com

Guy Bates

+44 781 293 5831

gbates@tulchangroup.com

Ellen van Ginkel

+31 623915635

ellen-van.ginkel@unilever.com

Safe Harbour

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.